20549-0408

                                    March 30, 2005


Merrill W. Sherman
President
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, Rhode Island  02903

Re: Bancorp Rhode Island, Inc.
       Form S-3, amendment number 1, filed March 28, 2005
       File Number 333-122968

Dear Mr. Sherman:

      We have reviewed your amended Form S-3 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds - page 5

1. We note that there is no specific use of proceeds currently identified. As discussed by phone with counsel for the company, we understand that the reason for the offering is to provide capital to the bank so that it is able to maintain compliance with the capital adequacy tests as it continues to grow. If correct, specifically disclose this here and on page 14. Note Item 504 of Regulation S-K.

			* * * * *

      As appropriate, please amend your registration statement in
response to these comments.    You may wish to provide us with
marked
copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to David Lyon at 202-942-1796, or to me at 202-942-1874.

Sincerely,



Mark Webb
      Legal Branch Chief



By fax: Margaret D. Farrell
             Fax number: 401-277-9600









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Bancorp Rhode Island, Inc.
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